Exhibit (a)(5)

Mercury Interactive Corporation

[LOGO]

Investor Relations Contact

Michelle Ahlmann, 650.603.5464

Public Relations Contact

Dave Peterson, 650.603.5231

Mercury Interactive Corporation Concludes Previously Negotiated Offer To Repurchase Zero Coupon Senior Convertible Notes Due 2008

MOUNTAIN VIEW, CALIF., November 1, 2006—Mercury Interactive Corporation (OTC: MERQ) today announced that it had concluded the repurchase of its Zero Coupon Senior Convertible Notes due 2008 (the “Notes”) on October 31, 2006 (the “Repurchase”). The Repurchase was made pursuant to contractual obligations undertaken by Mercury in connection with waivers obtained from holders of the Notes in May 2006. Each holder of the Notes will receive $1,072.50 per $1,000 of principal amount surrendered in the Repurchase.

The Repurchase terminated at 5:00 p.m., New York City time, on October 31, 2006. In the Repurchase, all of the outstanding Notes were surrendered for purchase. As a result, the Company repurchased all of the outstanding Notes for an aggregate cash purchase price of approximately $536.3 million.

The Repurchase is separate and distinct from the proposed merger of Mercury with a subsidiary of Hewlett-Packard Company and the related tender offer currently in effect in connection with the proposed merger.

MacKenzie Partners, Inc. has acted as the Information Agent for the Repurchase. Requests for information relating to the Repurchase should be directed to the Information Agent at its address and telephone number listed below:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Attention: Kevin Auten

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

About Mercury

Mercury Interactive Corporation (OTC: MERQ), the global leader in business technology optimization (BTO) software, is committed to helping customers optimize the business value of information technology. Founded in 1989, Mercury conducts business worldwide and is one of the largest enterprise software companies today. Mercury provides software and services for IT Governance, Application Delivery, and Application Management. Customers worldwide rely on Mercury offerings to govern the priorities, processes and people of IT and test and manage the quality and performance of business-critical applications. Mercury BTO offerings are complemented by technologies and services from global business partners. For more information, please visit www.mercury.com.

Cautionary Statement: Statements in this news release that are not historical facts or that relate to future plans, events or performance are “forward-looking” statements within the meaning of the United States Private

Securities Litigation Reform Act of 1995. Many factors could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. Risks and uncertainties are discussed in Mercury’s SEC filings. Mercury undertakes no obligation to update forward-looking statements.

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Mercury, Mercury Interactive and the Mercury logo are trademarks of Mercury Interactive Corporation and may be registered in certain jurisdictions. Other product and company names are used herein for identification purposes only, and may be trademarks of their respective companies.

Mercury Interactive Corporation

379 N. Whisman Road

Mountain View, CA 94043

Tel: (650) 603-5200 Fax: (650) 603-5300

www.mercury.com